SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ML Macadamia Orchards, L.P.

(Name of Issuer)

Class A Units

(Title of Class of Securities)

55307U107

(CUSIP Number)

September 15, 2010

(Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55307U107	13G	Page 2 of 9 Pages

Class A Units

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

Leap Tide Capital Management, Inc.
20-5769766

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  ☒
(b)  ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

Number of Units	(5) Sole Voting Power
Beneficially Owned	415,298
by Each Reporting
Person With	(6) Shared Voting Power
0

(7) Sole Dispositive Power
415,298

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

415,298

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)
☐

(11)	Percent of Class Represented by Amount in Row (9)
5.54%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No. 55307U107	13G	Page 3 of 9 Pages

Class A Units

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

Jan Loeb

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  ☒
(b)  ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
USA

Number of Units	(5) Sole Voting Power
Beneficially Owned	415,298
by Each Reporting
Person With	(6) Shared Voting Power
0

(7) Sole Dispositive Power
415,298

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
415,298

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)
☐

(11)	Percent of Class Represented by Amount in Row (9)
5.54%

(12)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 55307U107	13G	Page 4 of 9 Pages

Item 1(a).  Name Of Issuer:

ML Macadamia Orchards, L.P.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

26-238 Hawaii Belt Road
Hilo, Hawaii 96720

Item 2(a).  Names of Persons Filing:

(i)            Leap Tide Capital Management, Inc.

(ii)           Jan Loeb

Jan Loeb is the President and a member of the Board of Directors of Leap Tide Capital Management, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

Leap Tide Capital Management, Inc.
10451 Mill Run Circle, Suite 400
Owings Mills, MD 21117

Item 2(c).  Citizenship:

Leap Tide Capital Management, Inc. is a Delaware corporation.  Jan Loeb is a United States citizen.

Item 2(d).  Title of Class of Securities:

Class A Units

Item 2(e).  CUSIP Number:

55307U107

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

CUSIP No. 55307U107	13G	Page 5 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4.  Ownership

Class A Units

(i)	Leap Tide Capital Management, Inc.

(a)	Amount Beneficially Owned:
415,298 units

(b)          Percent of Class:  5.54%

(c)          Number of units as to which the person has:

(i)            sole power to vote or direct the vote:  415,298

(ii)           shared power to vote or direct the vote:  0

(iii)          sole power to dispose or to direct the disposition of: 415,298

(iv)          shared power to dispose or to direct the disposition of:  0

(ii)	Jan Loeb

(a)	Amount Beneficially Owned:
415,298 units

(b)          Percent of Class:  5.54%

(c)          Number of units as to which the person has:

(i)            sole power to vote or direct the vote:  415,298

(ii)           shared power to vote or direct the vote:  0

(iii)          sole power to dispose or to direct the disposition of:  415,298

(iv)          shared power to dispose or to direct the disposition of:  0

CUSIP No. 55307U107	13G	Page 6 of 9 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons are the sole members of the group.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 55307U107	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2010	LEAP TIDE CAPITAL MANAGEMENT, INC.,
a Delaware corporation

/s/ Jan Loeb
By: Jan Loeb
Its: President

Date: October 12, 2010	/s/ Jan Loeb
Jan Loeb

CUSIP No. 55307U107	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 12, 2010 by and among Jan Loeb and Leap Tide Capital Management, Inc.

CUSIP No. 55307U107	13G	Page 9 of 9 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Units of ML Macadamia Orchards, L.P. dated as of October 12, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(c) under the Securities Exchange Act of 1934.

Date: October 12, 2010	LEAP TIDE CAPITAL MANAGEMENT, INC.,
a Delaware Corporation

/s/ Jan Loeb
By: Jan Loeb
Its: President

Date: October 12, 2010	/s/ Jan Loeb
Jan Loeb